WRITER'S DIRECT DIAL (212) 574-1223

                         August 14, 2009

BY IDEA AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: David R. Humphrey - Branch Chief

Re:	TORM A/S
Form 20-F for the fiscal year ended December 31, 2008
Filed June 25, 2009
File No. 0-49650

Dear Mr. Humphrey,

Reference is made to the annual report on Form 20-F for the year ended December 31, 2008 (the "Annual Report") of TORM A/S (the "Company") filed with the Securities and Exchange Commission (the "Commission") on June 25, 2009.  By letter dated July 31, 2009 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments regarding the Annual Report.

This letter responds to the Staff's Comment Letter.  The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

Operating and Financial Review and Prospects

Comparison of the Year Ended December 31, 2008 and . . . December 31, 2007

Vessels and dry-docking, page 45  and  Impairment test, page 45

1.
See your disclosure where you indicate the market value of your fleet was "based on the average of three internationally acknowledged shipbrokers' valuations." In future filings, please revise to clarify, if true, that the third party shipbrokers "assisted" you in determining the market values of your fleet and that management determined there was no asset impairment. Your current disclosure implies you relied upon the valuations of the three internationally acknowledged shipbrokers and, as such, their consents as experts are required to be filed under Exhibit 23 when your Form 20-F is incorporated by reference into a '33 Securities Act Registration Statement and/or in the Registration Statement itself, as applicable. See Rule 436 of Regulation C and Item 601(b) of Regulation S-K. For additional guidance, please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, which would be applicable to the extent your Form 20-F was incorporated by reference into any registration statement. Please revise in future filings to clarify the nature and extent of the involvement of valuation experts and management's reliance on the work of such experts.

Securities and Exchange Commission
August 14, 2009

The Company advises the Staff that in accordance with Rule 436 of Regulation C and the further guidance contained in Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, the Company, in future filings, will clarify its disclosure that it has engaged the third-party shipbrokers to assist the Company in determining its assessment of the fair values of the Company's fleet.  The Company further advises the Staff that the valuation reports of the third-party shipbrokers were neither included nor summarized in the Annual Report and the information contained in the Annual Report was never reviewed or passed upon by such third-party shipbrokers.  Accordingly, the Company believes that it is not appropriate to disclose the identities of the assisting third-party shipbrokers in the Annual Report and that no consent from such shipbrokers is required.

Item 7B. Related Party Transactions, page 65

2.
The first paragraph under this heading appears to restrict related parties to members of the company's board and management, close family members of these individuals and companies that these individuals control or significantly influence. In future filings, please clarify that you are providing information regarding related party transactions as such term is defined by Item 7B of Form 20-F.

In response to the Staff's comment, the Company, in future filings, will provide information regarding related party transactions as such term is defined by Item 7B of Form 20-F.

Item 16A. Audit Committee Financial Expert, page 85

3.	In future filings, please state whether your audit committee financial expert is independent as that term is defined in the listing standards applicable to your company.

The Company advises the Staff that in future filings, the Company will state whether its audit committee financial expert is independent as such term is defined in Rule 10A-3, which is the listing standard applicable to the Company.

Financial Statements

Note 1. Changes in Accounting Policies and Presentation, page F-8

4.
We note the change in your accounting policy for the recognition of investments in joint ventures. Please provide us with your reasons under the guidance in IAS 31, Interests in Joint Ventures, for changing to the equity method for fiscal year 2008, whereas in previous years such investments in joint ventures were recognized on a pro rata basis.  We note that IAS 31 was effective for annual periods beginning on or after January 1, 2005. Please also tell us which of your significantly held investments in joint ventures were impacted by this change. We note that your December 31, 2008 audited balance sheet line item "Investments in jointly controlled entities" has a zero balance for the 2007 comparative period, and it

Securities and Exchange Commission
August 14, 2009

appears that the balance at December 31, 2008 pertains to your 50% joint venture of FR8 Holdings Pte Ltd. (i.e., acquired in March 2008). Please advise.

The Company advises the Staff that, in accordance with paragraph 14(b) of IAS 8 Accounting Policies, changes in accounting estimate and errors ("IAS 8"), in 2008, it voluntarily changed its accounting policy for the recognition of investments in jointly controlled entities from the pro-rata basis to equity method accounting. The Company believes that this change in accounting policy provides reliable and more relevant information as it better reflects the nature of the relationship between the Company and its most significant joint venture entity, FR 8 Holdings Pte Ltd ("FR8"). FR8 was acquired in 2008.

Prior to the Company's investment in FR8, the operations of the Company's jointly controlled entities were integrated within the Company's own core activities. These joint controlled entities either owned vessels which were operating in the Company's pools or they were related to the Company's pool management activities.

FR8 was considered to be completely separate from the operations of the Company. It did not own vessels which operated in the Company's pools and it was not related to the Company's pool management activities.  The Company primarily views its interest in FR8 as an investment opportunity providing it with the possibility to build a relationship with the other 50% investor - an international oil trader and cargoholder, Projector S.A. FR8 was not considered as an addition to the Company's existing business. While reporting to a board composed of representatives from the owners including the Company, FR8 was and is managed by a management team within FR8 and it pursues its own business strategy.

For the year ended December 31, 2008, FR8 was the only significant investment in jointly controlled entities. Accordingly, the Company concluded that its financial statements should reflect the separation in strategy, management, operations and cash flows between the Company and FR8 and that the equity method of accounting was the more relevant accounting policy.

All of the Company's investments in jointly controlled entities, which are listed in note 27 of the consolidated financial statements for 2008, were affected by the change in accounting policy. This is consistent with the requirements of IAS 8 and IAS 31 Investment in joint ventures, which required the Company to apply the same accounting policy to all investments in jointly controlled entities.

The "Investment in jointly controlled entities" balance as at December 31, 2008 of USD 130.5 million represents the total equity accounted carrying amount of all investments in jointly controlled entities.  As at December 31, 2008, the Company's 50% investment in FR8 was carried at USD 135.9 million, while the net equity accounted carrying amount of investments in ten other individually insignificant jointly controlled entities, was USD -5.4 million. Due to immateriality, no adjustment was made in relation to the negative carrying amount of the insignificant jointly controlled entities.

    As at December 31, 2007, the total equity accounted carrying amount of investments in jointly controlled entities was USD -3.5 million. The net negative amount was recognized as an impairment to the receivables from jointly controlled entities in accordance with paragraph 29 of IAS 28 Investments in associates.  Therefore, the "Investment in jointly controlled entities" amount as at December 31, 2007 was zero.

Securities and Exchange Commission
August 14, 2009

Note 31 — Final OMI Pre-Acquisition Balance Sheet, page F-54

5.
We note your various disclosures throughout the filing concerning the acquisition of OMI in a 50/50 joint venture with Teekay Shipping Corporation ("Teekay"). For clarity, in future filings please provide a narrative discussion, preferably in MD&A and in the financial statement notes, that discloses that you and Teekay each acquired, through a joint venture entity named Omaha, Inc., the assets of OMI Corporation ("OMI") and divided such assets between you. Disclose that the joint venture was entered into June 8, 2007 and discuss how you accounted for your interest in this joint venture for the period from June 8, 2007 through July 31, 2007, and for the subsequent period beginning with the effective date of August 1, 2007, when the vast majority of activities (i.e., presumably the assets of OMI) were transferred from the joint venture to yourself and Teekay. We note your disclosure in the second paragraph under the heading "Comparison of the Year December 31, 2007...2006" on page 46; however, we believe this disclosure should be included in a more prominent section of MD&A and expanded for additional clarity.

The Company advises the Staff that in future filings, the Company will provide an expanded narrative description in the MD&A and in its financial statement notes of its joint venture with Teekay Shipping Corporation ("Teekay") and the significant developments with respect to that joint venture, including the transfer of assets of OMI Corporation ("OMI") to Teekay and the Company.

6.
Discuss the remaining assets, if any, in the joint venture with Teekay, as it does not appear that you hold an interest as of December 31, 2008, given that the balance sheet line item ""Investments in jointly controlled entities" appears to primarily pertain to your March 2008 equity investment in FR8 Holdings Pte. Ltd. Discuss when and how the joint venture agreement with Teekay, as it pertains to the acquisition of OMI has ceased or ended, and/or discuss any remaining activities of the joint venture with Teekay. Please also advise supplementally of your continuing relationship with Teekay and the joint venture arrangement of Omaha Inc.

As at December 31, 2008, the only remaining assets in Omaha Inc. ("Omaha") were insignificant amounts of cash and receivables.  The Company advises the Staff supplementally that the Company's only remaining relationship with Omaha involves the final settlement of certain employment expenses, which is required before Omaha is dissolved.

The Company advises the Staff that in future filings, it will describe in greater detail how and when the joint venture with Teekay, as it pertains to the acquisition of OMI, has ceased.

7.
As the purchase acquisition of OMI and/or your equity method investment in the Omaha Inc. joint venture was considered significant under Rules 3-05 and/or Rule 3-09 of Regulation S-X, tell us whether or not you have previously filed audited financial statements of Omaha Inc. If not, tell us your reason(s).

For foreign private issuers, the requirements of Rule 3-05 of Regulation S-X are applicable to registration statements filed under the Securities Act of 1933. Given that the Company has not filed any

Securities and Exchange Commission
August 14, 2009

registration statements in the period subsequent to the acquisition of OMI, the Company does not believe that separate financial statements relating to the acquisition of OMI are required to be filed in accordance with Rule 3-05.

With regard to the requirements of Rule 3-09 of Regulation S-X, the Company advises the Staff that Omaha was not significant under either the "investment" or "income" test for the years ended December 31, 2008 and 2007.  As noted in the Staff's comments in Items 5 and 6, all significant operations of OMI held by Omaha were distributed to Teekay and the Company shortly after the acquisition of Omaha.  Consequently, the share of Omaha's results and the carrying amount of the Company's investment in Omaha at period end were less than 5% of the Company's net profit and total assets for 2007 and 2008. Accordingly, the Company does not believe that separate financial statements for Omaha are required to be filed in accordance with Rule 3-09.

Item 19. Exhibits

8.
We are unable to locate Exhibits 4.3 or 4.4 on EDGAR, which you incorporate by reference. Please revise to include file numbers or re-file these exhibits, including all exhibits and schedules listed in the table of contents of the agreements.

The Company advises the Staff that Exhibit 4.3 is incorporated by reference to Exhibit (b)(4) to the Schedule TO Amendment No. 2 filed by Teekay Corp. on May 18, 2007 (File No. 005-54325), which is available at http://www.sec.gov/Archives/edgar/data/911971/000094523407000395/o36260exv99wxbyx4y.htm

The Company further advises the Staff that Exhibit 4.4 is incorporated by reference to Exhibit (d)(2) the Schedule TO filed by Teekay Corp. on April 27, 2007 (File No. 005-54325), which is available at http://www.sec.gov/Archives/edgar/data/911971/000094523407000302/o35908exv99wxdyx2y.htm.

In order to assist the reader, the Company will include in its incorporation by reference the exhibit and file numbers of the relevant documents.

9.
We note your disclosure on pages 70-71 regarding certain loan agreements and credit facilities. Please file as an exhibit every contract that is material to you, including all exhibits and schedules listed in the table of contents of the agreements. Refer to Instruction 4 of Instructions as to Exhibits of Form 20-F.

As described in the Annual Report, the Company's primary capital expenditures are in connection with the acquisitions of vessels.  The Company obtains liquidity both from its cash flows and from loan agreements and credit facilities into which the Company, like other ship owners and operators, enters.  Various vessels may serve as collateral to various loan agreements, but none of the loan agreements to which the Company is a party covers the Company's entire fleet.  The Company describes how it funds liquidity for growth in "Liquidity and Capital Resources" on pages 53 through 55 of the Annual Report.  Funding growth from cash from operations and secured loan facilities is typical in the shipping industry.  To assist investors, the Company also presents a short description of its various loan and credit facilities in Item 10C of its Annual Report and Notes 15 and 19 to the consolidated financial statements contained therein.  Insofar as the filing of its various loan agreements and credit facilities is concerned, the Company believes that these agreements and facilities are ordinary course agreements for a company that owns and operates ships.  None of the agreements falls into the categories described in Instructions 4(a)

Securities and Exchange Commission
August 14, 2009

and 4(b) to the Instructions As To Exhibits in Form 20-F.  Accordingly, the Company believes that the filing of its various loan agreements and credit facilities is not required.

In this connection, the Company notes that the only loan agreement that it has filed as an exhibit to its Annual Report is the $700 million facility into which the Company entered in connection with its acquisition of a portion of OMI.  However, this agreement is incorporated by reference from the Schedule TO in connection with the acquisition, in which the filing of the acquisition facility was required by the tender offer rules.

***********

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223 or Arthur Kozyra at (212) 574-1363.

Very truly yours,

SEWARD & KISSEL LLP

		By:	/s/ Gary J. Wolfe
Gary J. Wolfe

cc:	Mr. Roland M. Andersen
Chief Financial Officer
TORM A/S
Tuborg Havnevej 18
DK-2900 Hellerup
Denmark

SK 03810 0001 1019893